First Cash Financial Services, Inc.
690 E. Lamar Blvd., Suite 400
Arlington, TX 76011

June 27, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Cash Financial Services, Inc. (File No. 000-19133)
Exchange Offer for 6.75% Senior Notes due 2021
Registration Statement on Form S-4 Filed on June 27, 2014

Ladies and Gentlemen:

The above-referenced filing relates to an exchange offer (the “Exchange Offer”) by First Cash Financial Services, Inc. (the “Company”) and the subsidiary guarantors (the “Guarantors”) listed on the cover page of the above-referenced registration statement on Form S-4 (the “Registration Statement”) with respect to the exchange of $200,000,000 aggregate principal amount of 6.75% Senior Notes due 2021 (together with the related guarantees, the “New Notes”) for $200,000,000 aggregate principal amount of 6.75% Senior Notes due 2021 (together with the related guarantees, the “Old Notes”), which were issued by the Company pursuant to Rule 144A or Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), through Wells Fargo Securities, LLC and Deutsche Bank Securities Inc. (the “Initial Purchasers”). The Old Notes and the New Notes are referred to collectively as the “Notes.” The New Notes will have terms and conditions substantially identical to the Old Notes. The Registration Statement was filed in connection with the registration rights granted by the Company and the Guarantors to the Initial Purchasers on behalf of the holders of Notes pursuant to the Registration Rights Agreement, dated March 24, 2014, among the Company, the Guarantors and the Initial Purchasers. The Company is making the Exchange Offer upon the terms and conditions specified by the Securities and Exchange Commission (the “Commission”) in no-action letters to Exxon Capital Holdings Corporation (available May 13, 1988) (“Exxon Capital”), Morgan Stanley & Co., Inc. (available June 5, 1991) (“Morgan Stanley”) and Shearman & Sterling (available July 2, 1993) (“Shearman & Sterling”).

Securities and Exchange Commission
June 27, 2014

The Company also makes in the Exchange Offer and hereby to the Commission the following representations and warranties consistent with Morgan Stanley and Shearman & Sterling:

1.    The Company has not entered into any arrangement or understanding with any person to distribute the securities to be received in the Exchange Offer, and to the best of the Company’s information and belief, each person participating in the Exchange Offer will acquire the New Notes in its ordinary course of business, is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offer.

2.    The Company, as stated fully in the prospectus included in the Registration Statement, will make each person participating in the Exchange Offer aware that if the New Notes are being registered for the purposes of secondary resales, any security holder using the Exchange Offer to participate in the distribution of the securities to be acquired in the Exchange Offer cannot rely on the SEC’s position enunciated in Exxon Capital, Morgan Stanley or Shearman & Sterling and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of the Commission’s Regulation S-K. The prospectus and the related letter of transmittal to the holders of the Old Notes will clearly disclose such matters.

3.    The letter of transmittal and the prospectus will state that by accepting the Exchange Offer, the holders of the Old Notes represent, warrant and covenant to the Company that they have not engaged in, and do not intend to engage in, a distribution of the New Notes. Furthermore, as provided in Shearman & Sterling, the Company represents that the Exchange Offer provides, and that to the best knowledge of the Company:

(i)
In connection with any resales of New Notes received in exchange for the Old Notes, any broker-dealer must deliver a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions;

(ii)    No broker-dealer has entered into any arrangement or understanding with the Company or any of their affiliates to distribute the New Notes, and the Company will make each person participating in the Exchange Offer aware in the prospectus and the letter of transmittal that any broker-dealer that holds Old Notes for its own account as a result of market-making activities or other trading activities and who receives New Notes in exchange for Old Notes pursuant to the Exchange Offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes; and

Securities and Exchange Commission
June 27, 2014

(iii)    The prospectus and the letter of transmittal to be executed by a holder of Old Notes in order to participate in the Exchange Offer will contain provisions to the effect that if such holder is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer. The prospectus and the letter of transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Should you have any questions regarding this filing, please do not hesitate to contact M. Hill Jeffries or Marshall M. Chalmers of Alston & Bird LLP at 404-881-7823 or 404-881-7463, respectively.

FIRST CASH FINANCIAL SERVICES, INC.

By:	/s/ R. Douglas Orr
R. Douglas Orr
Executive Vice President and Chief Financial Officer